State of Indiana
Office of the Secretary of State

Certificate of Amendment
of
REELEMENT TECHNOLOGIES LLC

I, HOLLI SULLIVAN, Secretary of State, hereby certify that Articles of Amendment of the above Domestic Limited Liability Company have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

NOW, THEREFORE, with this document I certify that said transaction will become effective Sunday, October 23, 2022.

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, October 24, 2022

HOLLI SULLIVAN
SECRETARY OF STATE

202006081396579 / 9602443

To ensure the certificate's validity, go to https://bsd.sos.in.gov/PublicBusinessSearch